Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

March 2, 2021

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust File Nos. 333-196273; 811-22930

Dear Ms. Stojic:

On December 4, 2020, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 96 to the above-referenced registration statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF Midstream Energy Income Fund (the “Fund”). On January 19, 2021, you provided oral comments to me during a telephone call on behalf of the staff of the Division of Investment Management (the “Staff”).

On February 19, 2021, the Trust responded to your comments via a correspondence filing. As discussed with you on March 2, 2021, since that correspondence filing, the Fund’s investment strategies have been further updated as set forth below. Specifically, the final two sentences of the third paragraph have been added to both Item 4 and Item 9 of the prospectus. The language below now reflects the full principal investment strategies of the Fund.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”). The Fund seeks a high level of current income and, as a secondary objective, capital appreciation, by investing in high quality midstream energy infrastructure companies that pay current distributions to shareholders. The Fund’s investment sub-adviser, Miller/Howard Investments, Inc. (“the “Sub-Adviser”), utilizes a bottom-up fundamental research process to evaluate these midstream energy infrastructure companies on a number of key metrics, including income, growth of income, distribution coverage, leverage, direct-commodity price exposure, and contract quality. To be considered as potential Fund investments, such companies will typically meet the Sub-Adviser’s criteria of persistent cash flow generation and have management teams with a consistent track record of efficient capital allocation. The Fund will seek to achieve its investment objectives by investing, under normal market conditions, at least 80% of its net assets in equity securities of U.S. and Canadian companies of any market capitalization deemed by the Sub-Adviser to be engaged in the midstream energy sector. The midstream energy sector primarily includes publicly-traded master limited partnerships and limited liability companies taxed as partnerships (“MLPs”), and companies structured or who elect to be taxed as C-corporations that derive the majority of their revenue from operating or providing midstream energy services. The Sub-Adviser considers midstream energy services to be transportation, storage, and gathering & processing infrastructure that primarily collect fees for transporting customers’ oil, natural gas, and other products (collectively, “midstream energy sector”).

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Elena Stojic March 2, 2021 Page 2

The Fund will typically invest in approximately twenty to twenty-five of these companies, though it is not required to do so. The Sub-Adviser will select these companies for investment from, as of the date of this prospectus, approximately sixty eligible midstream energy and MLP companies.

In evaluating potential portfolio companies for investment, the Fund will consider the company’s liquidity (including the company’s average daily traded volume) and market capitalization (generally selecting companies with market capitalizations greater than $1.5 billion). The Sub-Adviser will also consider the company’s ownership, public float, and corporate structure, and the company’s financial characteristics, business model, valuation, and management and board members. As part of its process to evaluate potential portfolio companies, the Sub-Adviser also conducts an ESG risk assessment and assigns an ESG risk rating for each company reviewed. The risk assessment looks at a number of factors, including exposure to environmental risks, policies on diversity and inclusion, and corporate governance.

The Fund may directly invest up to 25% of its total assets in equity securities of certain MLPs treated as publicly-traded partnerships. The Fund will invest more than 25% of the value of its total assets in the energy, oil, and gas industries.

The Fund’s investments in the securities of Canadian issuers are generally expected to comprise approximately 30% to 40% of the value of the Fund’s total assets.

The Fund is “non-diversified,” as that term is defined in the 1940 Act.

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If you have any questions or concerns about the revised disclosure set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne G. Frydman, USCF Jeremy P. Entwistle, Eversheds Sutherland